EX. e.3

AMENDMENT NO. 2 TO THE UNDERWRITING AGREEMENT

This Amendment No. 2 (the “Amendment”), dated as of September 21, 2016, to the Underwriting Agreement dated as of May 1, 2010, as amended April 12, 2011 (the “Agreement”), is by and between Wanger Advisors Trust, a Massachusetts business trust (the “Trust”), and Columbia Management Investment Distributors, Inc., a Delaware corporation (the “Distributor”).

WHEREAS, the Trust and the Distributor desire to amend the Agreement to include a forum selection clause providing for exclusive jurisdiction in the Commonwealth of Massachusetts for any actions or disputes arising between the Trust and the Distributor;

NOW THEREFORE, for good and valuable consideration received, the parties hereby agree to amend the Agreement as follows:

1.	Section 23 of the Agreement is replaced in its entirety with the following:

23. This Agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts as in effect as of the date hereof, without giving effect to the conflicts of laws principles thereof, and the applicable provisions of the 1940 Act. To the extent that the applicable law of the Commonwealth of Massachusetts, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control. The Trust and the Distributor hereby consent to the jurisdiction of a state or federal court situated in the Commonwealth of Massachusetts in connection with any dispute arising hereunder. Any action or dispute between the Trust and the Distributor arising out of this Agreement shall be brought exclusively in the state or federal courts in the Commonwealth of Massachusetts. The Trust and the Distributor hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which any such party may now or hereafter have to the laying of venue of any such proceeding brought in such a court and any claim that such proceeding brought in such a court has been brought in an inconvenient forum.

2.	The following is added as a new Section 24 of the Agreement:

24. For the avoidance of doubt, and without in any way indicating or implying that there are any third-party beneficiaries to the Agreement or any other agreement to which the Trust or any series thereof is a party, no person other than the Trust and the Distributor shall be deemed to be a party to this Agreement or shall be entitled to any right or benefit arising under or in respect of this Agreement; there are no third-party beneficiaries of this Agreement. Without limiting the generality of the foregoing, nothing in this Agreement is intended to, or shall be read to, (i) create in any person other than the Trust and the Distributor (including without limitation any shareholder of any Fund) any direct, indirect, derivative, or other rights against the Trust or the Distributor, or (ii) create or give rise to any duty or obligation on the part of the Distributor or the Trust (including without limitation any fiduciary or other duty) to any person.

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EX. e.3

IN WITNESS WHEREOF, the Trust and the Distributor have each caused this Amendment to be executed as of September 21, 2016.

WANGER ADVISORS TRUST

By:	/s/ P. Zachary Egan
Name:
Title:

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

By:	/s/ Jeffrey F. Peters
Name:
Title: